FIRST AMENDED OPERATING AGREEMENT FOR MIDNIGHT HARVEST LLC,
a Michigan Limited Liability Company

This First Amended Operating Agreement ("**Agreement**" or **"Operating Agreement"**) is made and entered into as of _____, 2022, by and among **Midnight Harvest LLC**, a Michigan limited liability company (the Company) **Matthew A. Hall** as Manager and majority-in-interest Member, and the Persons who are Members and whose names and respective membership shares are set forth on **Schedule 3.1** to this Agreement. This First Amended Operating Agreement supersedes and replaces all prior Operating Agreements.

ARTICLE I
DEFINITIONS

1.1 "Act" means the Michigan Limited Liability Company Act, MCL 450.4101 et seq.*, 1993 PA 23*, as amended.

1.2 "Admitted Member" means any Person who, after the initial Operating Agreement is signed, either acquires Shares directly from the Company and is admitted as a Member pursuant to and in accordance with the terms of this Operating Agreement or any Person who acquires Shares from a Member and is admitted as a Member pursuant to and in accordance with the terms of this Operating Agreement

1.3 "Articles" mean the Articles of Organization for the Company.

1.4 "Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, adjusted as follows:

a. The initial Asset Value of any property contributed to the Company shall be the asset's fair market value as determined at the time of contribution by the Manager and the contributing Member.

b. The Asset Values of all Company assets shall be adjusted to equal their respective fair market values, as determined by the Manager, at the following times: (i) the acquisition of Shares by a new Member or the acquisition of additional Shares by an existing Member in exchange for more than a *de minimis* capital contribution; (ii) the distribution by the Company of more than a *de minimis* amount of cash or other property to a retiring or continuing Member as consideration for the retirement of all or part of that Member's Shares; or (iii) in connection with the liquidation of the Company within the meaning of Treas Reg 1.704-1(b)(2)(ii)(g).

c. The Asset Value of any asset distributed to a Member shall be adjusted to equal the fair market value of that asset on the date of distribution as determined by the Manager.

d. The Asset Value of Company assets shall be increased or decreased, as appropriate, to reflect any adjustments to the adjusted basis of those assets pursuant to IRC 734(b) or IRC 743(b), but only to the extent that the adjustments are taken into account in determining Capital Accounts pursuant to Treas Reg 1.704-1(b)(2)(iv)(m) or section 5.2.7. However, no adjustment shall be made pursuant to this subsection (d) if the adjustment has been made under any other subsection under this section 1.4.

1.5 "Bureau" means the Michigan Department of Licensing and Regulatory Affairs' Corporations, Securities, and Commercial Licensing Bureau or its successor.

1.6 "Capital Account" means the capital account maintained for a Member pursuant to section 3.4.

1.7 "Capital Contribution" means, regarding any Member, the amount of money and the initial Asset Value of any property (including any membership interest in any other limited liability company) contributed to the Company by the Member. Capital Contribution shall include each Member's initial Capital Contribution and any additional Capital Contributions.

1.8 "Capital Contribution Date" means the date on which a Member makes a Capital Contribution.

1.9 "Company Minimum Gain" shall have the meaning ascribed to the term "partnership minimum gain" in Treas Reg 1.704-2(b)(2).

1.10 "Company Nonrecourse Deductions" shall have the meaning ascribed to the term in Treas Reg 1.704-2(c).

1.11 "IRC" means the Internal Revenue Code of 1986, as amended.

1.12 "Manager" means the Person or Persons designated from time to time by the Members to be a manager of the Company.

1.13 "Member" means the Person or Persons initially signing this Operating Agreement as a Member or any Person who is subsequently admitted as an Admitted Member of the Company pursuant to and in accordance with this Operating Agreement.

1.14 "Member Nonrecourse Debt Minimum Gain" means an amount determined in accordance with Treas Reg 1.704-2(i)(3) with respect to each Member Nonrecourse Debt that would be Company Minimum Gain if the Member Nonrecourse Debt were a "nonrecourse liability" as that term is defined in Treas Reg 1.704-2(b)(3).

1.15 "Member Nonrecourse Debt" means what is ascribed to the term "partner nonrecourse debt" in Treas Reg 1.704-2(b)(4).

1.16 "Member Nonrecourse Deductions" means what is ascribed to the term "partner nonrecourse deductions" in Treas Reg 1.704-2(i)(2).

1.17 "Membership Interest" means a Member's rights in the Company including, without limitation, the right to receive distributions and the right to vote or participate in the management of the business and affairs of the Company to the extent such rights are granted under the Act or this Operating Agreement.

1.18 "Partnership Representative" shall have the meaning ascribed to the term "Partnership Representative" under IRC 6223.

1.19 "Permanent Disability." A natural Person shall be deemed to suffer from a Permanent Disability if that Member is determined by a medical doctor who is board certified and licensed to practice medicine in the state of Michigan that this Person, because of a medically determined disease, injury, sickness, or other mental or physical disability, is unable to perform substantially all of their regular duties for the Company or is otherwise substantially limited in one or more life activities such that the person is unable to work full time in either case for a period of 6 consecutive months or cumulatively for any period of 12 months in any 24-month period.

1.20 "Person" means an individual, a partnership, a limited liability company, a trust, a custodian, an estate, an association, a corporation, a governmental entity, or any other legal entity.

1.21 "Profits and Losses" means an amount equal to the Company's taxable income or loss for the fiscal year determined under IRC 703(a) and Treas Reg 1.703-1, adjusted as follows:

a. All items of income, gain, loss, or deduction required to be separately stated pursuant to IRC 703(a)(1) shall be included.

b. Tax-exempt income as described in IRC 705(a)(1)(B) realized by the Company during the fiscal year shall be included.

c. Expenditures of the Company described in IRC 705(a)(2)(B) for the fiscal year, including items treated under Treas Reg 1.704-1(b)(2)(iv)(j) as items described in IRC 705(a)(2)(B), shall be taken into account as if they were deductible items.

d. Items that are specially allocated to the Members under sections 5.2 and 5.3 shall be excluded.

e. Regarding property (other than money) that has been contributed to the capital of the Company, Profit and Loss shall be computed in accordance with the provisions of Treas Reg

1.704-1(b)(2)(iv)(g) by computing depreciation, amortization, gain, or loss on the Asset Value of the property on the books of the Company.

f. Regarding any property of the Company that has been revalued as required or permitted by regulations under IRC 704(b), Profit or Loss shall be determined based on the Asset Value of the property as determined in the revaluation.

g. The difference between the adjusted basis for federal income tax purposes and the fair market value of any Company asset shall be treated as gain or loss from the disposition of the asset if (i) any new or existing Member acquires an additional interest in the Company in exchange for a contribution to the capital of the Company or (ii) the Company asset is distributed to a Member as consideration for a partial redemption of the Member's Shares (and corresponding Membership Interest percentage) in the Company or in "liquidation" (as this term is defined in Treas Reg 1.704-1(b)(2)(ii)(g)) of the Company's Shares.

1.22 "Shares" is the term used to represent a Member's ownership of a Membership Interest in the Company.

1.23 "Transfer" shall have the meaning ascribed to that term in section 10.1 of this Operating Agreement.

1.24 "Treas Reg or Treas Regs" means the Treasury Regulations promulgated under the Internal Revenue Code as the context requires.

1.25 "Vote" shall have the meaning ascribed to this term in the Act.

ARTICLE II
ORGANIZATION

2.1   Formation. The Company has been organized as a manager-managed Michigan limited liability company by the filing of the Articles as required by the Act. As provided in article VIII, the business and affairs of the Company shall be managed by or under the authority of the Manager.

2.2   Name. The name of the Company is stated on the first page of this Operating Agreement. The name of the Company may be changed by an amendment to the Articles. The Company may also use one or more assumed or trade names.

2.3   Purpose; Powers. The Company has been formed for the purpose enumerated in the Articles. The Company shall have all the powers necessary or convenient to effect any purpose for which it is formed, including all powers granted by the Act.

2.4   Duration. The Company shall commence on the date of filing of the Articles with the Bureau and shall continue in existence for the period fixed in the Articles or until the Company dissolves and its affairs are wound up in accordance with the Act or this Operating Agreement.

2.5   Registered Office and Resident Agent. The registered office and resident agent of the Company shall be as designated in the initial or amended Articles. The registered office or resident agent may be changed from time to time by the Manager. Any such change shall be made in accordance with the requirements of the Act. If the resident agent resigns, the Manager shall promptly appoint a successor.

2.6   No Liability of Managers and Members. Unless otherwise provided by law or in this Operating Agreement, a Manager or a Member of the Company is not liable for the acts, debts, or obligations of the Company.

2.7   No Management Authority of Members. Except as otherwise provided for in this Operating Agreement or the Act, no Member, acting in the capacity of a Member, shall have the right, power, or authority to manage the business and affairs of the Company, bind the Company under any agreement, contract or commitment, or otherwise perform any act for or on behalf of the Company.

ARTICLE III
MEMBERSHIP

3.1   Membership Interests. Each Member's ownership of a Membership Interest in the Company shall be represented by certificated or uncertificated Shares. The number of Shares owned by each Member is set forth in schedule 3.1, as such Schedule may be amended from time to time.

3.2   Initial Capital Contributions. Each Person initially signing this Operating Agreement as a Member has made or will make an initial contribution to the capital of the Company as set forth in schedule 3.1.

3.3   Additional Capital Contributions. If the Manager determines that additional funds are needed for the working capital of the Company, the Manager may obtain additional capital by making a capital call on the Members and the following provisions shall apply:

3.3.1   The Manager shall issue a written notice of capital request (Notice of Capital Request) to each Member to contribute additional capital to the Company in an amount and form the Manager shall determine. The Notice of Capital Request shall include the following information:

   a. the total amount of capital requested from all of the Members (Total Capital Request)

b. each Member's share of the Total Capital Request, which shall be determined by multiplying the Total Capital Request by a fraction, the numerator of which shall be the number of Shares owned by the Member and the denominator of which shall be the total number of Shares owned by all Members (Member Capital Contribution)

c. the date on or before which the Member Capital Contribution shall be due, which the date shall not be less than 30 days from the date of the Notice of Capital Request

Should any Member neglect, fail, or refuse to timely contribute any portion of the Member's Capital Contribution (Delinquent Member), all the Members shall be so notified by the Manager (Member Notice), and the other Members who have paid their Member's Capital Contribution in full (Nondelinquent Members) shall have the option to contribute the Delinquent Member's Capital Contribution on a Pro-Rata Basis in accordance with the then-respective Shares of each other Nondelinquent Member as compared to the total Shares of all Nondelinquent Members. If any Nondelinquent Member neglects, fails, or refuses to contribute its pro-rata share of the Delinquent Member's Capital Contribution within 30 days of its receipt of the Member Notice, all other Nondelinquent Members shall have the right to contribute the remaining deficiency in the Delinquent Member's Capital Contribution on a Pro-Rata Basis (for all the other Nondelinquent Members and in the manner provided above). This procedure shall be repeated until the Delinquent Member's Capital Contribution is satisfied or all Nondelinquent Members fail to contribute any additional capital.

3.3.2 On the making of an additional Capital Contribution, the Shares of the Members shall be adjusted so that the Shares of each Member and each Member's Capital Account shall be adjusted in accordance with section 1.4(d) of this Operating Agreement before the additional Capital Contribution and then shall equal an amount determined by the following formula:

(Capital Account of each Member's additional Capital Contribution / Total Capital Accounts of all Members after additional Capital Contribution) x Total Shares

3.4 Member Capital Accounts.

3.4.1 The Company shall maintain a separate Capital Account for each Member. Each Member's Capital Account shall be

a. increased for (i) the amount of cash and the Asset Value of any property contributed by the Member, (ii) the amount of any Company liabilities assumed by the Member or are secured by any property distributed to the Member, and (iii) the Member's distributive share of any of the Company's Profits and any items in the nature of income or gain that are specially allocated to the Member pursuant to sections 5.2 and 5.3 of this Operating Agreement;

b. decreased for (i) the amount of any cash and the Asset Value of any property distributed to the Member, (ii) the amount of any liabilities of the Member assumed by the Company or are secured by any property contributed by the Member to the Company, and (iii) the Member's distributive share of any Losses of the Company and any items in the nature of expenses, losses, or deductions that are specifically allocated to the Member pursuant to sections 5.2 and 5.3 of this Operating Agreement; and

c. credited, in the case of an increase, or debited, in the case of a decrease, for the Member's share of any adjustment to the adjusted basis of Company assets pursuant to IRC 734(b) or IRC 743(b) to the extent provided under Treas Reg 1.704-1(b)(2)(iv)(m).

3.4.2 All of the provisions stated above regarding the establishment and maintenance of Capital Accounts are intended to comply with Treas Reg 1.704-1(b)(2)(iv) and shall be interpreted and applied to comply with the Treasury Regulation. The Members agree that the Manager may make any adjustments to the Capital Accounts that may be necessary or appropriate to comply with the Treasury Regulation.

3.5   No Rights to Company Assets. Except as may otherwise be expressly provided in this Operating Agreement or under the Act, no Member is entitled to receive any interest or return on any contributions to the Company or on the Member's Capital Account, nor does any Member have any interest, right, or claim in or to any of the Company's assets.

3.6   Borrowings. The Company may borrow money from any source, including any Member, on the terms and conditions acceptable to the Manager. However, if the Company desires to borrow money from a Member, the Company shall give all of the Members the opportunity to participate in the loan on a Pro-Rata Basis (in accordance with the number of shares held by each Member).

3.7   Admission of New Members. The Members may by majority vote, pursuant to and in accordance with the terms of this Operating Agreement, admit as an Admitted Member any Person determined by the Members to satisfy the criteria established by the majority of the Members, in the majority's sole and absolute discretion, for membership in the Company. The Person shall, before being admitted as an Admitted Member of the Company and as a condition to admission, execute any document or documents required by the Company, agree to be and become a Member of the Company, and agree to be bound by the terms of this Operating Agreement. The Company may issue additional Shares in the Company to an Admitted Member on the terms and conditions and for whatever consideration, if any, the Members may determine by majority vote. To the maximum extent permitted by applicable law, including but not limited to the Act, a person who is admitted as a Member by a majority vote of the Members, but fails to execute the Operating Agreement, may still be treated as an Admitted Member to the maximum extent so permitted by applicable law.

3.8   No Right of Withdrawal. No Member shall have any right to withdraw from the Company as a Member nor any right to receive any payment or distribution from the Company on any actual or purported withdrawal. Each Member agrees not to withdraw, and each Member waives any right to withdraw and any right to receive any payment or distribution on withdrawal provided for under the Act.

ARTICLE IV
ADMINISTRATIVE PROVISIONS

4.1   Books of Account. At all times during the continuance of the Company, the Company shall keep or cause to be kept full and true books of account reflecting each of the Company's transactions. These books of account, together with a list of the name and address of each Member; a copy of the Articles; copies of the Company's financial statements and federal, state, and local tax returns; reports for the three most recent fiscal years; a copy of this Operating Agreement; and copies of records that would enable a Member to determine the Member's Shares shall be maintained at all times at the Company's registered office. These books shall be open to reasonable inspection and examination by the Members at the Company's registered office, during reasonable business hours, on reasonable notice to the Company. The Company may engage certified public accountants to assist in the preparation of the Company's books and financial statements and to render any other services the Company requests.

4.2   Reports. The Company shall furnish to each Member within 90 days after the end of each fiscal year, or as soon as practical, an annual report of the Company's business and operations during the year, together with any information as may be necessary for the preparation of each Member's federal and state income or other tax returns. The annual report shall contain a copy of the Company's annual financial statement showing the Company's gross receipts and expenses and profit or loss and their allocations to each Member for the year.

4.3   Fiscal Year and Accounting Method. The fiscal year of the Company shall be the calendar year. The Company's books and records shall be kept on the cash or accrual method as determined by the Manager.

4.4   Checks. All checks, drafts, orders for the payment of money, notes, or evidences of indebtedness issued in the name of the Company shall be signed by one or more Officers or agents of the Company, as shall be determined by the Manager.

4.5   Partnership Representative; Member Tax Returns.

4.5.1   As used in this Operating Agreement, the Partnership Representative shall be that person who is designated as the Company's Partnership Representative by the Manager. The initial Partnership Representative is Matthew A. Hall.

4.5.2 Each Member shall reflect on that Member's income tax returns all items of income, gain, loss, deduction, or credit relating to the Company, its property, or its business in a manner that is consistent with the treatment of those items on the Company returns.


ARTICLE V
PROFIT AND LOSS ALLOCATIONS


5.1 Allocation of Profits and Losses. After the application of sections 5.2 and 5.3, Profits and Losses for each fiscal year (or any portion thereof) shall be allocated among the Members on a Pro-Rata Basis, in accordance with the number of Shares held by each Member.

5.2 Regulatory Allocations. Any regulatory allocations shall be made in the following order of priority and manner provided by the Code and regulations.

5.3 Allocations Regarding Contributed Property. In accordance with IRC 704(c) and the Treasury Regulations under it, items of income, gain, loss, and deduction with respect to any property contributed to the capital of the Company by any Member shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its Asset Value for Capital Account purposes. Whenever the Capital Accounts of Members are required to be adjusted pursuant to Treas Reg 1.704-1(b)(2)(iv)(f) or (g) with respect to a revaluation of any asset of the Company, subsequent allocations of income, gain, loss, and deduction, including, without limitation, depreciation with respect to the asset, shall take into account any variation between the then-existing adjusted tax basis of the asset and the Asset Value as adjusted of the asset, as the computations may be required under IRC 704(b) and (c) and the regulations promulgated under them.

5.4 Interpretation. The Members intend that the allocations of the Company's Profits and Losses shall be applied in a manner consistent with IRC 704 and the Treasury Regulations promulgated under it. The provisions of this article V shall be interpreted in a manner consistent with IRC 704 and the Treasury Regulations promulgated under it.


ARTICLE VI
DISTRIBUTIONS


6.1 Nonliquidating Distributions.

6.1.1 Subject to section 6.3, the Company and Members agree that for each fiscal year, the Company shall distribute sufficient cash to the Members (pro rata, in accordance with the number of each Member's Shares) for the Members to timely pay when due (whether in estimated tax payments or with a final tax return, as applicable) all federal, state, and local income taxes resulting from the income of the Company being taxed to the Members due to the partnership tax status of the Company (Tax Distributions). The Company's obligation to make


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the Tax Distributions shall be deemed to be a liability of the Company and shall be properly reserved for by the Manager before making any other nonliquidating distributions. For this purpose, the Members will be deemed to pay tax at the highest marginal corporate income tax rate.

6.1.2   Subject also to section 6.3, additional distributions may be made to the Members (pro rata, in accordance with each Member's respective Shares) in the amounts or forms and at the times determined by the Manager or otherwise by the majority of the Members.

6.2   Liquidating Distributions. If the Company is dissolved under article XII or is liquidated within the meaning of Treas Reg 1.704-1(b)(2)(ii)(g), in compliance with Treas Reg 1.704-1(b)(2)(ii)(b)(2), all liquidating distributions shall be made to the Members who have positive Capital Accounts, in accordance with the positive Capital Account balances, but only after the Capital Accounts have been adjusted for all prior contributions and distributions and all allocations under article V for all fiscal years (including the fiscal year during which the liquidation occurs).

6.3   Restrictions on Distributions. Except as otherwise permitted under the Act, no distribution (nonliquidating or liquidating) shall be made if, after giving the distribution effect, the Company would not be able to pay its debts as they become due in the usual course of business or the Company's total assets would be less than the sum of its total liabilities. The effect of the distribution shall be measured at the times set forth in the Act.

ARTICLE VII
MEMBER VOTING

7.1   Member Voting. Any and all matters submitted to a vote of the Members shall require the affirmative vote of the Members holding a majority of the outstanding Shares. Without limiting the generality of the foregoing, the following specific actions shall be authorized only by the majority vote of the Members and not by the Manager:

7.1.1   A merger or conversion involving the Company.

7.1.2   The dissolution of the Company.

7.1.3   An amendment of the articles or, except as provided in section 13.1, the amendment of this Operating Agreement.

7.1.4   The admission of an Admitted Member.

7.1.5   Any sale or other disposition of all, or substantially all, of the assets of the Company.

7.1.6   The appointment or removal of the Manager.

7.2 **Meetings.** A meeting of the Members may be called by the Manager or 1 or more Members holding at least 50 percent of the total outstanding Shares. The Manager and any such Member or Members shall provide each of the Members with written notice of the time, place, and purposes of any meeting not less than 5 nor more than 30 days before the scheduled date of any meeting.

A Member may participate in any meeting of the Members by a conference telephone or by other similar communications equipment through which all persons participating in the meeting may communicate with the other participants. Participation in a meeting by a conference telephone or by other similar communications equipment by a Member constitutes presence of the Member in person at the meeting. A Member may waive notice of the time, place, and purpose of any meeting either before or after any meeting is held.

7.3 **Adjournment of Meetings.** Any meeting of the Members may be adjourned to another time or place by a majority vote of the Shares present, regardless of whether such Shares constitute a majority of the outstanding Shares at the time of the adjournment. If a meeting is adjourned, notice of the adjourned meeting is not required to be given if the time and the place of the adjourned meeting is announced at the meeting at which the adjournment occurs. The Members may transact any business at the adjourned meeting that might have been transacted at the original meeting.

7.4 **Actions by Written Consent.** Any action required or permitted by the Act, the Articles, or this Operating Agreement to be taken at any meeting of the Members may be taken without a meeting, without prior notice, and without a vote if a written consent setting forth the action taken is signed by the Members who collectively own a majority of the outstanding Shares entitled to vote.

ARTICLE VIII
MANAGEMENT

8.1 **Manager.** Except as otherwise provided in this Operating Agreement or required under the Act, the business and affairs of the Company shall be managed by or under the authority of the Manager, appointed from time to time by the Members. The Manager may be a Member and may also assume any title the Manager chooses, including the title of Manager, Managing Member, or President.

8.2 **Initial Manager.** Matthew A. Hall is appointed to serve as the initial Manager.

8.3 **Power and Authority of Manager.** Except as otherwise provided in this Operating Agreement or required under the Act, any and all decisions and actions concerning the business and affairs of the Company shall be made by the Manager alone. Except as otherwise provided in this Operating Agreement or required under the Act, the Manager has the sole power and authority, on behalf of the Company, to make all decisions and to take all actions necessary or convenient to carry out the Company's business and affairs.

8.4   Officers. The Manager may also appoint officers of the Company and delegate to them all the necessary and proper powers to take actions on behalf of the Company. An officer may also be a Member or a Manager. Initially, Matthew A. Hall is appointed as President of the Company.

8.5   Resignation; Removal; Vacancy. The Manager may resign at any time on providing prior written notice to the Members. The Manager may also be removed by the Members at any time, without prior notice, for any reason or no reason whatsoever. If the Manager resigns, is removed, or otherwise is unwilling or unable to serve as the Manager, the Members shall appoint a successor. An officer may be removed by the Manager at any time, for any reason or no reason whatsoever. An officer may also resign at any time by providing written notice to the Manager. Upon an officer's resignation, the Manager may appoint a replacement pursuant to Section 8.4.


ARTICLE IX
INDEMNIFICATION; EXCULPATION OF LIABILITY


9.1   Indemnification. The Company shall indemnify, defend, and hold harmless a Member, the Manager, and/or officer who was or is a party or is threatened to be made to be a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, other than an action by or in the right of the Company, by reason of the fact that the Member is or was a member of the Company or the Manager or officer is or was acting as a manager or officer of the Company against all losses, expenses, claims, and demands (including attorney fees, judgments, penalties, fines, and amounts paid in settlement) actually and reasonably incurred by the Member in connection with the action, suit, or proceeding except for the receipt of a financial benefit to which the individual is not entitled, for liability under Section 308 of the Act, MCL 450.4308, or for a knowing violation of law.

9.2   Monetary Liability of Manager or Officers. The Manager and any officers shall not be monetarily liable to the Company or its Members for that Manager's or officer's breach of any duty established in Section 404 of the Act except, however, that the Manager or officer shall not be so absolved of liability and shall be liable for the receipt of a financial benefit to which such Manager or officer is entitled under Section 308 of the Act, MCL 450.4308, or for a knowing violation of law.


ARTICLE X
TRANSFERS OF SHARES


10.1   Restrictions on Transfers of Shares.

10.1.1   The Members each agree that they will not voluntarily, involuntarily, or by operation of law sell, transfer, assign, encumber, pledge, convey, or otherwise dispose of (Transfer) part or all of the Shares they now own or may acquire at a later time, except pursuant to the terms of this article X or as provided in article XI. Any Transfer or attempted Transfer in violation of this article X shall be null and void and of no effect whatsoever except as provided in article XI.

Any certificate representing Shares owned by a Member shall conspicuously bear the following legend:

> THE OWNERSHIP, ENCUMBRANCE, PLEDGE, ASSIGNMENT, SALE, TRANSFER, OR OTHER DISPOSITION OF THE MEMBERSHIP INTEREST EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE RESTRICTIONS IN AN OPERATING AGREEMENT BETWEEN THE MEMBER, THE COMPANY, AND THE OTHER MEMBERS. THAT AGREEMENT CONTAINS CERTAIN RIGHTS AND OPTIONS OF THE COMPANY AND THE OTHER MEMBERS TO PURCHASE THIS MEMBERSHIP INTEREST. A COPY OF THE OPERATING AGREEMENT IS ON FILE AT THE OFFICE OF THE COMPANY. ANY ENCUMBRANCE, PLEDGE, ASSIGNMENT, SALE, TRANSFER, OR OTHER DISPOSITION OF THIS MEMBERSHIP INTEREST CONTRARY TO THE OPERATING AGREEMENT SHALL BE NULL AND VOID AND OF NO EFFECT WHATSOEVER.

In the event of the dissolution of a Member that is a corporation, limited liability company, partnership, limited partnership, or any other entity, the successors in interest of the dissolved Member shall, for the purposes of winding up the affairs of the dissolved Member, have the rights of a mere assignee of the Member's membership interest in the Company, as provided in the Act, and shall not become an additional or substitute Member.

Any direct or indirect transfer or assignment of any direct or indirect ownership or other interest in a Member that is a corporation, limited liability company, partnership, limited partnership, trust, or any other entity that (taking into account any prior transfers or assignments) results in the Member being controlled by a Person or Persons other than the Person or Persons that controlled the Member when the Member first became a Member shall be deemed a Transfer of the Shares of the Member and therefore subject to all of the terms of this article X. In addition, any encumbrance, pledge, or other collateral assignment of a direct or indirect ownership or other interest in a Member that is a corporation, limited liability company, partnership, limited partnership, or any other entity that, if the pledgee or other assignee were to exercise its right to acquire the interest, would (taking into account any prior transfers or assignments described above and any prior pledges, encumbrances, or collateral assignments) result in the Member being controlled by a Person or Persons other than the Person or Persons that control the Member when that Member first became a Member, shall be deemed a Transfer of the Shares of the Member and therefore shall also be subject to all of the restrictions and provisions of this article X.

10.1.2 Notwithstanding the foregoing to the contrary, a Member may Transfer the Member's Shares to a revocable trust created for the benefit of and subject to the exclusive dominion and control of the Member during the lifetime of the Member (a Permitted Trust Transfer), provided that the Permitted Trust Transfer is made in accordance with the terms of section 10.4. The Shares held shall be subject to and shall be bound and governed by all of the provisions of this Operating Agreement. On a Permitted Trust Transfer and the execution by the trustee (or trustees) of a written agreement, in form and substance satisfactory to the Manager, pursuant to which the trustee (or trustees) agree to be bound by the terms of this Operating Agreement, the trustee (or trustees) of any such trust shall automatically be admitted as an Admitted Member in accordance with the terms of section 10.4.

10.2 Transferee's Rights. Notwithstanding the Transfer of part or all of the Shares owned by a Member, whether or not in compliance with the provisions of this article X, under no circumstances shall any transferee be admitted as an Admitted Member except in accordance with the terms of section 10.4. No transferee shall have any right to vote on or participate in the management or affairs of the Company, unless and until the transferee qualifies and is admitted as an Admitted Member in accordance with the terms of section 10.4. A transferee who is not admitted as an Admitted Member shall be entitled only to the profits, losses, and distributions allocated to the Shares under this Operating Agreement.

10.3 Transferor's Rights. A Member who Transfers all or part of the Shares owned by the Member shall no longer have any rights regarding the Shares transferred (even if the transferee is not admitted as an Admitted Member) but shall continue to have all of the liabilities and obligations regarding the Shares even if the liabilities and obligations are assumed by the transferee. A Member shall cease to be a Member in the Company on the Transfer of all of the Shares owned by the Member whether or not the transferee is admitted as an Admitted Member.

10.4 Admission of Admitted Member.

10.4.1 A transferee pursuant to a Permitted Trust Transfer shall automatically be admitted as an Admitted Member unless

a. the Transfer will, in the opinion of counsel satisfactory to the Manager, result in the termination of the Company for federal income tax purposes;

b. the Transfer will, in the opinion of counsel satisfactory to the Manager, result in the Company not qualifying for an exemption from the registration requirements of federal or any applicable state securities law;

c. the Transfer otherwise would, in the opinion of counsel satisfactory to the Manager, result in any adverse tax consequence to the Company or the Members;

d. the Transfer will be to a "foreign person" as that term is defined in the Foreign Investment Real Property Tax Act of 1980, as amended; or

e. the Transfer will result in the default under a loan agreement or other material agreement to which the Company or any of its assets are subject.

10.4.2   No other transferee shall be admitted as an Admitted Member unless and until

a. the majority interest of the Members consent to the transferee's admission as an Admitted Member;

b. the transferee shall furnish to the Company the transferee's taxpayer identification number and any and all other information necessary or appropriate for the Company to file any and all required federal and state tax forms and returns; and

c. the transferee executes a written agreement, in form satisfactory to the Manager, pursuant to which the transferee agrees to be bound by all of the terms of this Operating Agreement.

10.5   Mandatory Offer to Sell in Case of a Bona Fide Offer.

10.5.1   If a Member desires, for any reason, to Transfer any of the Shares then owned by the Member pursuant to an offer to purchase the Shares received from another Person (Bona Fide Offer), the Member shall immediately provide the Manager and the other Members with written notice, together with a copy of the Bona Fide Offer if it is in writing and any and all information (including any related documents). For a period of 60 days following the receipt of the notice and information, or for a period of 30 days following the determination of the Purchase Price under the terms of this article X, whichever is longer, the Company shall have the exclusive right and option (First Option), but not the obligation, to elect to purchase all of the Shares subject to the Bona Fide Offer either at the same price and terms as in the Bona Fide Offer or at the price provided in section 10.11.1 and the terms in sections 10.12, 10.13, and 10.14 of this Operating Agreement. The Company shall be free to select either alternative or neither in its sole and absolute discretion. If the Company fails to exercise the First Option, for an additional 60-day period, the other Members of the Company shall have the exclusive right and option (Second Option), but not the obligation, to purchase all of the Shares subject to the Bona Fide Offer (Second Option) on a Pro-Rata Basis either at the same price and terms as in the Bona Fide Offer or at the price provided in section 10.11.1 and terms provided in sections 10.12, 10.13, and 10.14 of this Operating Agreement. If the Members fail to exercise the Second Option as provided above, the Member desiring to sell the Shares may sell them subject to the Bona Fide Offer to the purchaser named in the Bona Fide Offer but only if the sale is made strictly in accordance with all of the terms of the Bona Fide Offer. However, if the sale pursuant to the Bona Fide Offer is not consummated within 60 days following the expiration of the Second Option, the Member desiring to sell the Shares must once again give the Company the First Option and the other Members the Second Option to purchase the Shares on a Pro-Rata Basis before any Transfer of any Shares pursuant to that or any other Bona Fide Offer. If either the First Option or Second Option is exercised and the terms of the Bona Fide Offer are selected by the purchaser having the option, the sale of the Shares shall be closed in the time frame provided for within the Bona Fide Offer or at any time within 60 days following the exercise of the option at the sole election of the party exercising that option.

10.5.2 The terms of section 10.5.1 shall not apply to any transaction subject to article XI of this Operating Agreement.

10.5.3 For the purposes of article X of this Operating Agreement, "Pro-Rata Basis" with reference to the purchase of any Shares of a selling Member by the remaining Members means that basis of sharing pursuant to the unanimous written agreement of the remaining Members or, absent that agreement, pursuant to each of the remaining Members' respective percentage interests in the outstanding Shares of the Company (excluding the Shares owned by the selling Member), and if one or more of the remaining Members declines to purchase the Member's entire share of the Shares being sold, unpurchased Shares shall again be offered to the remaining Shareholders (other than any declining Member) in accordance with their revised respective percentage interests (excluding any Shares of the selling Member or any declining Member), and the foregoing process shall be repeated until all of the remaining Shares of the selling Member to be purchased by the remaining Members are purchased.

10.6 Mandatory Offer to Sell in Absence of a Bona Fide Offer or on Another Triggering Event. If any Member desires for any reason to Transfer any of the Shares then owned by the Member in the absence of a Bona Fide Offer or automatically on the occurrence of any of the triggering events set forth in sections 10.7, 10.8 or 10.9, the Member's legal representative or successor shall immediately provide the Company and the other Members with written notice and, on the occurrence of any such triggering event, the Member shall be deemed to have made an offer to sell all of the Member's Shares at the price and on the terms as provided in sections 10.11, 10.12, 10.13, and 10.14 of this Operating Agreement. For a period of 60 days following the receipt of the written notice, or within a 30-day period following the determination of the Purchase Price under the terms of this article X, whichever is longer, the Company shall have the exclusive right and option, but not the obligation, to purchase all of the Member's Shares at the price and on the terms in sections 10.11, 10.12, 10.13, and 10.14 of this Operating Agreement. If the Company fails to exercise this option, for an additional 30-day period the other Members of the Company shall have the exclusive right and option, but not the obligation, to purchase the Shares not acquired by the Company on the same price and terms as available to the Company. Any purchase of Shares by the other Members of the Company shall be made on a Pro-Rata Basis. If the other Members fail to exercise their option to purchase the Shares, the Member desiring to sell the Shares shall not be permitted to Transfer the Shares unless and until the Member obtains a Bona Fide Offer for the Shares and complies with section 10.5 and, until such time, all of the Shares shall continue to be subject to all of the terms of article X.

10.7   Involuntary Transfers. Each Member agrees that if a Member suffers any involuntary Transfer or purported involuntary Transfer of part or all of that Member's Shares, including, but not limited to, any Transfer or purported Transfer resulting from bankruptcy, insolvency, divorce, or otherwise, that Member shall immediately provide the Company and all other Members with written notice and the Member shall be deemed to have made on the date of that event an offer to sell all of the Member's Shares pursuant to section 10.6 and the Company and other Members shall have the option, but not the obligation, to acquire the Shares in the manner set forth in section 10.6. For the purpose of this section, an involuntary Transfer shall be deemed to have occurred at the moment a petition in bankruptcy is filed by or against the Member, a petition seeking the appointment of a receiver over the Member's property is filed by or against the Member, or a complaint of divorce is filed by or against the Member.

10.8   Death or Permanent Disability; Divorce.

10.8.1   In the event that Member Matthew Hall dies or suffers a Permanent Disability, his Shares shall automatically be transferred to his wife who shall automatically be admitted as a Member and have all the voting and other powers associated with full ownership of such shares. If Matthew Hall's wife is deceased at the time of his death or incapacity, then his Shares shall be transferred as part of his estate and disposed of in accordance with the discretion of his duly appointed executor or other representative consistent with his estate plan. If Matthew Hall is not married at the time of his death or incapacitation, or files or has filed against him a complaint of divorce, he will be deemed to have made an offer to sell all of his Shares to the Company pursuant to section 10.6.

10.8.2   In the event that Member Randy Waclawski or Patty Hickman die or suffer a Permanent Disability, their Shares shall automatically be transferred to the surviving person, meaning either Randy Waclawski or Patty Hickman. In the event there is no surviving person, the Shares shall be disposed of in accordance with the discretion of his duly appointed executor or other representative consistent with their or the survivor's estate plan.

10.8.3   Except as set forth in Sections 10.8.1 and 10.8.2, each Member who is a natural Person and each Member that is a trust agree for that Member and the Member's legal representatives or successors (including the successor trustee (or trustees) of a trust holding the Shares pursuant to a Permitted Trust Transfer) that on the death or Permanent Disability of that Member who is a natural Person or of the natural Person who is trustee of such trust, an offer to sell all of the Member's Shares will be deemed to have been made pursuant to section 10.6 and the Company and the other Members shall have the option to acquire those Shares in the manner set forth in section 10.6. Upon the filing of a petition for divorce by or against any Member who is a natural person, that Member will be deemed to have made an offer to sell all of that Member's Shares pursuant to section 10.6 and the Company and the other Members shall have the option to acquire those Shares in the manner set forth in section 10.6

10.9   Termination of Employment or Association. If a Member who is a natural Person or a natural Person who is the trustee of a trust that is a Member is employed by or otherwise actively involved in the Company's business, whether as a manager, officer, independent contractor, or otherwise, and that natural Person resigns, is terminated, is removed, is no longer performing services for the Company, or is no longer actively involved in the business of the Company, whether for cause, without cause, voluntarily, involuntarily, or for any reason or no reason whatsoever, an offer to sell all of such Member's Shares shall be deemed to have been made pursuant to section 10.6 of this Operating Agreement and the Company and other Members shall have the option to acquire such Shares in the manner set forth in section 10.6.

10.10   Deadlock. If any matter submitted to a vote of the Members fails to be approved by the Members (Deadlock), the Members shall engage in good faith discussions to resolve the Deadlock. If, after 30 days, the Deadlock is still not resolved by the required vote of the Members, the Deadlock shall be submitted to one or more mediators selected by the Members. If, after an additional 30 days, the Deadlock is still not resolved with the required vote of the Members, for an additional 10 days, any Member may deliver to the other Members a written offer to sell the Member's Shares to the other Members on a Pro-Rata Basis for the Book Value of the Shares or to purchase the Shares of the other Members on a Pro-Rata Basis for the Fair Market Value of the Shares. The other Members shall then have for an additional 10 days the exclusive right and option, but not obligation, to in writing either accept the Member's offer to sell the Shares to the other Members or to accept the Member's offer to purchase the Shares of the other Members. If the other Members reject the offer or fail to unanimously accept it within this period, the Member making the initial offer shall then have for an additional 10 days the exclusive right and option to elect in writing to require the other Members to either purchase the Member's Shares at their Book Value or to require the other Members to sell their Shares at their Fair Market Value. Any sale and purchase of the Shares under this section 10.10 shall be on the terms in sections 10.12, 10.13, and 10.14 of this Operating Agreement.

10.11   Purchase Price.

10.11.1   The Purchase Price to be paid on the purchase and sale of Shares sold pursuant to sections 10.5.1, 10.7, or 10.9 or as provided in section 10.10 of this Operating Agreement shall be the Book Value of the Shares, meaning the amount equal to the Capital Account balance of the Member holding the Shares. However, the Member's Capital Account shall be adjusted to exclude any adjustments made to the Member's Capital Account pursuant to either section 1.4(b) or section 1.4(d) as of the last day of the month preceding the offer to sell or deemed offer to sell. If the parties to the transaction cannot agree on the Book Value of the Shares within 30 days of the date of the offer or deemed offer, as appropriate, the certified public accountant customarily retained by the Company shall, in accordance with generally accepted accounting principles, consistently applied, determine the Book Value of the Shares. This determination shall be final and binding on all parties and enforceable by the issuance of the appropriate orders by a court of competent jurisdiction.

10.11.2   The Purchase Price to be paid on the purchase and sale of Shares sold pursuant to section 10.8 or as provided in section 10.10 of this Operating Agreement shall be the Fair Market Value of such Shares, which means the fair market value of the Shares as of the last day of the month preceding the offer to sell or deemed offer to sell. If the parties to the transaction cannot agree on the Fair Market Value of the Shares within 30 days of the date of the offer or deemed offer, as appropriate, within the following 10 days the parties shall appoint a mutually agreeable appraiser to determine the Fair Market Value of the Shares. The appraiser shall submit a written appraisal of the Shares within 30 days after the appraiser's appointment and this appraisal shall be final and binding on all parties and enforceable by the issuance of the appropriate orders by a court of competent jurisdiction. If the parties cannot agree on a mutually agreeable appraiser within the allotted time period, each party shall, within 10 days after that time period, designate one qualified independent appraiser. The appraisers so designated shall themselves, within 15 days, designate a third qualified independent appraiser. Each of the three appraisers shall submit, within 30 days after all the appraisers have been designated, a written appraisal of the Fair Market Value of the Shares. The numerical average of the 2 closest appraisals shall determine the Fair Market Value of the Shares and shall be final and binding on all parties and enforceable by the issuance of the appropriate orders by a court of competent jurisdiction. The appraisal that is not one of the 2 numerically closest appraisals shall be rejected. Each party shall pay the costs and expenses of their respective appraisers, and the party whose appraisal is rejected shall pay the costs and expenses of the independent appraiser. If the appraisal of the independent appraiser is rejected, the costs and expenses of the independent appraiser shall be borne equally by the parties. If one party fails, refuses, or otherwise neglects to appoint an appraiser, the other party's appraiser shall solely determine the Fair Market Value of the Shares and that determination shall be final and binding on the parties and enforceable by the issuance of the appropriate orders by a court of competent jurisdiction.

10.12   Payment of Purchase Price. The Purchase Price shall be paid in full by a certified or bank cashier's check at the Closing (as defined in section 10.13) or, at the sole election of the Company or Members purchasing the Shares, the Purchase Price shall be paid by the delivery of a certified or bank cashier's check in an amount equal to 20 percent of the Purchase Price and the balance shall be paid pursuant to a nonnegotiable promissory note of the Company (the Note) providing for equal annual payments of principal, together with accrued interest, over the following 5-year period beginning on the first anniversary of the Closing. The Note, which shall be executed and delivered at Closing, shall provide for interest equal to the prime rate of interest published in the *Wall Street Journal* as of the date of the Note, which the rate of interest shall be adjusted thereafter on each anniversary of the Note to the prime rate published by the *Wall Street Journal* on that anniversary. The Note shall also provide that it may be prepaid without penalty, in whole or in part, at any time and from time to time. On default in any payment due under the Note for over 30 days, the holder of the Note shall have the option to declare the entire unpaid balance immediately due and payable.

10.13   Closing. The sale and purchase of Shares pursuant to this article X shall be consummated at a closing (the Closing) to be held within 60 days following the determination of the Purchase Price. The Member selling the Shares is sometimes referred to as the Seller and the Company or Member purchasing the Shares is sometimes referred to as the Purchaser.

10.13.1 The Closing shall take place at the principal office of the Company or at another place the parties to the transaction may agree to in writing.

10.13.2 The date and time of the Closing shall be established by the Manager who shall provide written notice to the Seller at least seven days before the Closing.

10.13.3 At the Closing, the Purchaser shall pay for the Shares in the manner provided by section 10.12 and the Seller shall execute and deliver (a) any certificates representing all of the Shares to be sold, duly endorsed for transfer, free and clear of all liens, encumbrances, and claims whatsoever and (b) such form (or forms) of assignment and other documents required by the Purchaser to legally and completely sell, transfer, and assign the Shares to the Purchaser.

10.13.4 If the Seller protests the Closing, does not attend the Closing, or otherwise does not deliver the appropriate certificates and/or assignments at the Closing,

    a. the sale, transfer, and assignment of the Shares shall nonetheless occur and be effective without the requirement of any action being taken by the Seller,

    b. the Purchase Price (and cash and/or Note, as applicable) shall be deposited with the Company, and

    c. the Company shall be entitled to and shall automatically and unilaterally adjust its books to reflect that the Shares have in fact been sold, transferred, and assigned to the Purchaser.

10.13.5 The Manager is irrevocably appointed as Seller's true and lawful attorney in fact with the power to execute and deliver in the Seller's place and stead all certificates, instruments, and documents necessary or incidental to the sale, transfer, and assignment of the Shares at the Closing. This power of attorney is irrevocable and is coupled with an interest and does not terminate on the Seller's disability, but continues as long as this Operating Agreement is in effect.

10.14 Setoff. If any amount is or becomes payable by the Seller to the Purchaser, the Purchaser shall have the option to elect to reduce, on a dollar-for-dollar basis, any amount due or payable to the debtor Member under this Operating Agreement or otherwise by any such amount due or payable by the Seller to the Purchaser. This elective right of setoff shall be cumulative and in addition to any and all additional remedies to which the Purchaser may be entitled at law or equity.


ARTICLE XI
SALE OF THE COMPANY

20

If the Company receives an offer to purchase all or substantially all of the assets of the Company or an offer to be a party to a merger, a share exchange, or other combination or if one or more Members who own, individually or together, more than 50 percent of the outstanding Shares (the Controlling Member(s)) receives an offer to purchase the Shares of the Controlling Member(s), the Controlling Member(s) desire to accept the following:

a. The terms and restrictions in Article X shall not apply to such transaction.

b. Each other Member shall cooperate fully in any such transaction and execute any document that may be desired or required and to take any other action and do any other thing that may be desired or required.

c. At the option of the Controlling Member(s), each other Member shall sell the Member's Shares to the Company, the Controlling Member(s), or to the Person offering to purchase the Shares of the Controlling Member(s) at the price and on the terms provided in the offer.

d. Any liability of the Members for post-closing adjustments and indemnification shall be shared by the Members, among themselves, by contribution, according to their respective Shares unless otherwise agreed to by the Members.

ARTICLE XII
DISSOLUTION OF COMPANY

12.1   Dissolution of Company. The Company shall be dissolved and its affairs wound up on the first to occur of any one of the following:

a. the majority vote of the Members; or

b. the entry of a decree of judicial dissolution.

12.2   Winding Up. On the dissolution of the Company, the Members shall promptly commence the winding up of the Company's business and affairs pursuant to and in accordance with the Act. All Company assets remaining after payment to creditors of the Company (including any Members who are creditors) shall be distributed to the Members in accordance with article VI.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

13.1   Amendments. This Operating Agreement may only be amended only as follows:

13.1.1   Any amendment that the Manager determines to be necessary in connection with the admission of an Admitted Member may be approved and this Operating Agreement may be amended by the Manager.

13.1.2   Any other amendment may be approved, and this Operating Agreement may be amended by the majority vote of the Members.

13.2   Waiver of Breach. The waiver of a breach of any provision of this Operating Agreement shall not operate as or be construed as a waiver of any subsequent breach. Each and every right, remedy, and power granted to any party by this Agreement or allowed it by law shall be cumulative and not exclusive of any other.

13.3   Severability. If any of the provisions of this Operating Agreement or its application to any party under any circumstances is adjudicated to be invalid or unenforceable, the invalidity or unenforceability shall not affect any other provision of this Operating Agreement or its application.

13.4   Entire Operating Agreement. The Articles and this Operating Agreement (the Organizational Documents) constitute the entire agreement among the parties pertaining to affairs of the Company and the conduct of its business. The Organizational Documents supersede and terminate any and all other previous or contemporaneous communications, representations, understandings, agreements, negotiations, and discussions, whether oral or written, between the parties pertaining to the affairs of the Company and the conduct of its business.

13.5   Interpretation. Where appropriate in this Operating Agreement, words used in the singular shall include the plural, and words used in the masculine include the masculine, feminine, and neuter.

13.6   Assignment and Delegation. The rights and obligations of the parties under this Operating Agreement may not be assigned or delegated.

13.7   Notice. All notices required to be sent pursuant to this Operating Agreement shall be personally delivered or mailed by certified or registered mail to the addresses of the Members indicated in the Company's books. Notice of a Member's change of address shall be mailed by certified mail to the Company's registered office.

13.8   Governing Law. This Operating Agreement shall be governed by and construed in accordance with the laws of the State of Michigan, notwithstanding that any party is or may later become domiciled in a different state or jurisdiction.

13.9   Counterparts. This Operating Agreement may be executed in duplicate original counterparts, and all copies of this Operating Agreement so executed shall be deemed to be one Operating Agreement. This Agreement may be executed electronically.

13.10 Securities Laws. Each Member acknowledges and represents

a. that the Shares have not been registered under the Securities Act of 1933, as amended, or under the securities acts of any state in reliance on applicable exemptions under those laws and may not be assigned or otherwise transferred without registration or an exemption, and

b. notwithstanding any provisions in this Operating Agreement, that no Shares may be offered or sold and no transfer of any Shares will be made either by the Company or the Members unless

i. the Shares are registered under the Securities Act of 1933 and any applicable state securities laws or

ii. an opinion of counsel for the Company is obtained to the effect that registration is not necessary.

13.11 Conflicts of Interest. THE MEMBERS ACKNOWLEDGE THAT THE COUNSEL WHO PREPARED THIS AGREEMENT IS LEGAL COUNSEL FOR THE COMPANY AND THAT THEY (A) HAVE BEEN ADVISED THAT THEY SHOULD SEEK THE ADVICE OF THEIR OWN INDEPENDENT COUNSEL, INCLUDING TAX COUNSEL, AND (B) HAVE HAD THE OPPORTUNITY TO SEEK THE ADVICE OF SUCH COUNSEL. THE MEMBERS WAIVE ANY AND ALL CLAIMS THEY MAY HAVE AGAINST LEGAL COUNSEL PREPARING THE AGREEMENT, INCLUDING ANY AND ALL CLAIMS OF ANY POSSIBLE CONFLICT OF INTEREST REGARDING THIS AGREEMENT OR ITS PREPARATION.

The parties have signed this First Amended Operating Agreement, effective as of the date first written above.

[SINGATURES ON THE FOLLOWING PAGE]

COMPANY:

Midnight Harvest, LLC, a Michigan limited liability company

_____

By: Matthew A. Hall

Its: Manager and President

MEMBERS:

_____

Matthew A. Hall

_____

Go Dutch LLC
By: Dave Dutch

_____

Randall Waclawski

_____

Patricia Hickman

_____

Ben Harrison

_____

Rebecca D. Stewart

MIDNIGHT HARVEST LLC SCHEDULE 3.1 – Capitalization Table				
Member	**Shares**	**Class**	**Percent**	**Voting**
Matthew A. Hall	8,800,000	Common	88%	Yes
Go Dutch LLC	500,000	Common	5%	Yes
Randall Waclawski and Patricia Hickman (jointly)	500,000	Common	5%	Yes
Ben Harrison	100,000	Common	1%	Yes
Rebecca D. Stewart	100,000	Common	1%	Yes
TOTAL:	10,000,000		100%	